UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 000-18516

A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN

B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

ARTESIAN RESOURCES CORPORATION

664 CHURCHMANS RD.
NEWARK, DE 19702

Artesian Resources Corporation Retirement Plan
Financial Statements
December 31, 2016

Page

Report of Independent Registered Public Accounting Firm	3
Financial Statements
Statements of Net Assets Available for Benefits – December 31, 2016 and December 31, 2015	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	5
Notes to the Financial Statements	6 - 13
Supplementary Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15

Signatures
Exhibit Index

Consent of BDO USA, LLP

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Artesian Resources Corporation Retirement Plan
Newark, Delaware

We have audited the accompanying statements of net assets available for benefits of the Artesian Resources Corporation Retirement Plan (the "Plan") as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (held at End of Year) December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/BDO USA, LLP

Wilmington, Delaware
June 28, 2017

Artesian Resources Corporation Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2016 and December 31, 2015

	December 31, 2016	December 31, 2015

ASSETS
Cash	$68,146	$25,714

Investments, at fair value
Artesian Resources Corp. Class A non-voting common stock	5,920,886	5,230,611
Collective trusts	1,888,218	2,086,159
Mutual funds	36,801,037	34,506,276

Total investments, at fair value	44,610,141	41,823,046

Participants' notes receivable	356,185	292,214

Contributions receivable
Employer	151,738	345,856
Participants	47,391	43,256

Total contributions receivable	199,129	389,112

Total assets	45,233,601	42,530,086

NET ASSETS AVAILABLE FOR BENEFITS	$45,233,601	$42,530,086

See accompanying notes to financial statements.

Artesian Resources Corporation Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

December 31, 2016
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net investment income
Artesian Resources Corp. Class A non-voting common stock dividends	$170,595
Interest and dividend income from other investments	1,651,969
Net appreciation in fair value of investments	2,334,380
Other Income	35,137

Total net investment income	4,192,081

Interest income from participants' notes receivable	14,259

Contributions
Employer contributions	1,052,381
Participant contributions	1,608,827
Rollovers	17,355
Total contributions	2,678,563

Total additions	6,884,903

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Participant distributions	4,146,462
Administrative expenses	34,926
Total deductions	4,181,388

NET INCREASE	2,703,515

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	42,530,086

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$45,233,601

See accompanying notes to financial statements.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements

Note A - Description of the Plan
1.	General

Effective July 1, 1984, Artesian Resources Corporation (the "Company" or "Plan Sponsor" or "Employer") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  Pursuant to Internal Revenue Code (IRC) Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by an Administrative Committee, which consists of six members appointed by the Company's Board of Directors.  Plan administration expenses may be paid out of the Plan unless paid by the Company. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

2.	Participation and Vesting

All employees age 18 and over are eligible for Plan participation immediately after hire. Employees may elect to make tax-deductible contributions up to the IRC limitation, including "catch-up" contributions for participants age 50 and older. Participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis. For every dollar an employee contributes up to 6% of compensation, the Company will provide a 50% matching contribution. In each Plan year, the Company may make discretionary quarterly and annual contributions to the Plan for all employees eligible to participate in the Plan. The Company made discretionary quarterly contributions to the Plan equal to 2% of quarterly compensation for all four quarters and a discretionary annual contribution to the Plan equal to 1% of annual compensation in 2016.  The total matching, discretionary and service contributions in 2016 were approximately $482,000, $343,000 and $227,000, respectively.

The Company's Board of Directors, at its sole discretion, may make a Special Discretionary Stock Contribution to the Plan. A Special Discretionary Stock Contribution was not made for 2016.

The trust maintains separate accounts for each participant in the Plan. These accounts are credited with the participants' contributions and Plan earnings and may be charged with certain administrative expenses. Participant contributions, and the related earnings, are fully vested.  Company contributions, and the related earnings, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

Any forfeitures of non-vested contributions may be offset against Company contributions or Plan administration expenses. During the year ended December 31, 2016, there were approximately $26,000 of current year forfeitures of which $14,000 was applied to reduce the Plan sponsor's contribution obligations.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

2.
Participation and Vesting (Continued)

The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000. The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:

•Only employees as of April 26, 1994 are eligible for participation.

•A service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each employee's years of service and current compensation in accordance with the following schedule:

Years of Service	Percent of Compensation
1 – 5	2%
6 – 10	4%
11 – 20	5%
over 20	6%

•Company contributions and the related earnings originally vested over a graded period of service, but are now fully vested for active participants.

3.	Investment Elections

All future discretionary Company contributions, as well as all prior discretionary contributions and the corresponding earnings, are participant directed.

Participants may allocate basic contributions among the various investments options, including the Company's Class A non-voting common stock.

The Plan has an automatic enrollment feature for newly hired and/or rehired employees to help employees save for retirement by reducing their compensation automatically with an initial pre-tax contribution of eligible compensation, as defined in the Plan document. Effective January 1, 2016, the initial pre-tax contribution rate of the automatic enrollment feature increased from 3% to 6%. This amount is deemed as the Participant's Employee Savings Contribution election if the Participant does not elect to defer a greater or lesser percentage of compensation, or elects to receive cash in lieu of making any Employee Savings Contribution, within 90 days after employment.  Any automatic deferral contributions made and any corresponding matching contributions are placed in a default investment fund as selected by the Administrative Committee, and Participants may modify the investment allocation of these contributions in the same manner as any other Plan contributions. Prior to automatic enrollment, employees may elect to opt out from participating in the Plan, or they may elect to defer more or less than the 6% default contribution as well as choose their own investment elections offered in multiples of 1% with a minimum investment of 1% in any selected investment.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

3.	Investment Elections (continued)

The Plan permits an automatic escalation provision on an annual basis, such as each July 1 or January 1, within the discretion of the Administrative Committee, in order to increase employee savings and other employee contributions. This provision of the plan would only become effective should the Administrative Committee decide to implement the automatic escalation feature and after notification of the automatic escalation is given to Participants. However, if implemented, to the extent the participant has opted out of the automatic escalation feature, or has otherwise elected a 0% Employee Savings Contribution, Employee After-Tax Roth 401(k) Contribution or has otherwise elected a 0% Employee Savings Contribution, such Participant would not be subject to automatic increases in the future. Such Participants would only be subject to automatic escalation in the event that they affirmatively elect to increase their contributions during any Plan Year, and do not reconfirm their decision to "opt out" of the automatic escalation feature.

4.	Participants' Notes Receivable

Participants may borrow from the Plan under the following guidelines:

•A participant may borrow as much as 50% of his or her vested account balance, subject to certain minimum and maximum limitations as defined in the Plan.

•Loans are repaid over a period not to exceed five years, unless the loan is to buy, build, or substantially rehabilitate the borrower's principal residence.

•The participant's account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the Plan to the participant.

•Interest rates on loans are prime plus 1% at the date of the loan. Interest rates on outstanding balances ranged from 4.25% to 9.25% for the years ended December 31, 2016 and December 31, 2015.

•As loans are repaid to the Plan, the total payment, principal plus interest, is credited back to the participant's account.

5.	Benefits

Participants are entitled to a benefit payment equal to the vested amount credited to their accounts upon retirement, upon permanent disability, at age 59 ½, or upon termination of employment or death.  In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. The only form of distribution under the Plan is a single lump sum distribution in cash or stock.

6.	Plan Termination

Although it has not expressed the intent to do so, the Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants, and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note A - Description of the Plan (Continued)

7.	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Employer. The Plan may pay for certain member requested services and investment fees. Any fees for participant requested services are charged to the accounts of participants requesting the transaction, however, for the year ended December 31, 2016 there were no such fees. Investment fees are allocated to participants' accounts based on a specified basis point per investment through the investments' earnings, a portion of which is used to reduce administrative expenses of the Plan.  The balance of administrative expenses is paid directly by the Employer.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Note B - Significant Accounting Policies

1.	Basis of Accounting

The Plan's financial statements are presented using the accrual method of accounting in conformity with generally accepted accounting principles.

2.	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and changes therein.  Actual results could differ from those estimates.

3.	Investment Valuation and Income Recognition

Plan assets held in mutual funds (shares of registered investment companies) and the Company's Class A non-voting common stock are unsecured and are traded on national securities exchanges.  Mutual funds and common stock are valued at quoted market prices at December 31, 2016 and 2015.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note B - Significant Accounting Policies (Continued)

3.	Investment Valuation and Income Recognition (continued)

Plan assets held in collective trusts are unsecured and are valued at net asset value ("NAV").  The collective trust fund represents investments in the PNC Investment Contract Fund and NAV is determined by PNC, based on the fair value of the underlying securities held by the collective trust.  In 2016, the Company adopted two Accounting Standard Updates ("ASU") issued in 2015 by the Financial Accounting Standards Board on fair value disclosure requirements. The first ASU removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (NAV) per share practical expedient. The ASU also removed the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Investments that calculate NAV per share (or its equivalent), but for which the practical expedient is not applied, will continue to be included in the fair value hierarchy along with the related required disclosures. The second amended ASU removed the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the ASU, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this ASU simplified the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Self-directed brokerage accounts should be reported as a single type of investment. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end.

In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits and includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

4.	Participants' Notes Receivable

Participant loans are classified as participants' notes receivable, and are measured at the unpaid principal balance plus unpaid accrued interest. The Plan classifies loans in default for various events, including failure to pay timely installments. Defaulted loans are deemed distributed and recorded as benefits paid to participants in the statement of changes in net assets available for benefits. There were no amounts recorded as deemed distributions in 2016 and 2015.

5.	Benefit Payments and Participant Distributions

Benefit payments to participants are recorded upon distribution.

6.	Income Taxes

The Internal Revenue Service has determined and informed the Company by letter dated August 26, 2016 that the Plan plus amendments is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the financial statements.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note B - Significant Accounting Policies (Continued)

6.	Income Taxes (continued)

The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, no uncertain tax positions are taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, currently no audits are in progress for any tax periods.

7.	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less.

Note C – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Note D – Investments

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements defines fair value, established a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

•	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in non-active markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: inputs that are unobservable and significant to the fair value measurement.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note D – Investments (Continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2		Level 3		Total

Mutual Funds	$36,801,037	$	---	$	---	$36,801,037

Artesian Resources Corporation Class A non-voting common stock	5,920,886		---		---	5,920,886

Total assets in the fair value hierarchy	42,721,923		---		---	42,721,923

Common collective trust*	---		---		---	1,888,218

Total investments, at fair value	$42,721,923	$	---	$	---	$44,610,141

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2		Level 3		Total

Mutual Funds	$34,506,276	$	---	$	---	$34,506,276

Artesian Resources Corporation Class A non-voting common stock	5,230,611		---		---	5,230,611

Total assets in the fair value hierarchy	39,736,887		---		---	39,736,887

Common collective trust*	---		---		---	2,086,159

Total investments, at fair value	$39,736,887	$	---	$	---	$41,823,046

* Certain investments for which fair value is measured using the NAV per share as the practical expedient have not been categorized within the fair value hierarchy.  The fair value amounts presented in this table are intended to reconcile the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Artesian Resources Corporation Retirement Plan
Notes to the Financial Statements (Continued)

Note D – Investments (Continued)

The following is a description of the valuation methodologies for the Plan assets measured at fair value.

Mutual Funds – This class consists of publicly traded mutual funds. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The NAV of the mutual fund's shares is quoted on the exchange where the fund is traded and therefore classified as a Level 1 investment.

Artesian Common Stock –This class consists of Artesian Common Stock Class A non-voting shares and is valued at the quoted market price from a national securities exchange. Artesian Common Stock is classified as a Level 1 investment.

Common Collective Trust – This class consists of a commingled fund that primarily invests in domestic fixed income securities, money market funds and investment contracts issued by insurance companies and other financial institutions and seeks to preserve principal investment while earning interest income. The NAV of the common collective trust is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The common collective trust allows for daily redemption and investments in the common collective fund do not have a holding period. There are no unfunded commitments for investments in the common collective trust.

Note E – Distributions Payable

Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

At December 31, 2016 and 2015, there were no net assets available for plan benefits for distributions to participants who have requested a distribution from the Plan prior to the end of the Plan year.

Note F – Related Party Transactions

Artesian Resources Corporation and its employees are parties-in-interest to the Plan. On December 31, 2016, the Plan's assets included $5,920,886 of Artesian Resources Corporation Class A non-voting stock and $356,185 of participant notes receivable. Additionally, certain plan investments totaling $2,270,617 represent investments managed by PNC Advisors or its affiliates, including BlackRock, Inc. PNC Advisors is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Transactions in these assets are exempt from the prohibited transaction rules.

Supplementary Information

Artesian Resources Corporation Retirement Plan
EIN 51-0002090, Plan No. 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2016

(a)		(b)	(c)	(d)	(e)

		Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value

*		Common Stock -
		Artesian Resources Corporation	Class A Non-Voting Common Stock		$5,920,886

*		PNC Stable Value Fund Z	Common/Collective Trust		1,888,218

		Mutual Funds -
		Growth Fund of America R5	Mutual Funds		6,461,560
		American Fundamental Investors R5	Mutual Funds		5,114,912
		American Century Equity Income Institutional Class	Mutual Funds		5,422,164
		American EuroPacific Growth R5	Mutual Funds		2,445,223
		T Rowe Price Growth Stock	Mutual Funds		1,488,550
		American Century Mid Cap Value I	Mutual Funds		3,248,761
		Goldman Sachs Growth Opportunities I	Mutual Funds		1,082,305
		Janus Balanced Fund Class I	Mutual Funds		2,125,240
*		Black Rock Total Return	Mutual Funds		382,399
		Federated Total Return Government Bond I	Mutual Funds		320,144
		MFS New Discovery R4	Mutual Funds		713,236
		MFS Total Return Bond Fund	Mutual Funds		3,541,299
		Vanguard Mid Cap Index	Mutual Funds		144,814
		Vanguard Small Cap Index	Mutual Funds		185,582
		American Century One Choice Ret Inst	Mutual Funds		396,294
		American Century One Choice 2025	Mutual Funds		1,301,413
		American Century One Choice 2035	Mutual Funds		1,190,345
		American Century One Choice 2045	Mutual Funds		881,832
		American Century One Choice 2055	Mutual Funds		354,964

		Participants' Notes Receivable -
*		Various Participants	Interest rates range from 4.25% to 9.25%		356,185
					$44,966,326

*		Identifies the party as a "Party in Interest" as defined by ERISA.

	**	Cost information is not required for participant directed investments and is therefore not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ARTESIAN RESOURCES CORPORATION RETIREMENT PLAN

Date: June 28, 2017	By:	/s/ David B. Spacht
David B. Spacht
Principal Financial and Accounting Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of BDO USA, LLP *

*	Filed herewith.